
03014046

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Washington, D.C. 20549

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MAR 0 3 2003

SEC FILE NUMBER
8-50063

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

E*TRADE Global Asset Management, Inc. and Subsidiary

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

671 North Glebe Road, Ballston Tower, 15th Floor
(No. and Street)

Arlington	**Virginia**	**22203**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Clyburn, President **703-236 -8094**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1750 Tysons Boulevard	**Mclean**	**Virginia**	**22102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


PROC
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251-1000
Fax: (703) 251-3400
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
E*TRADE Global Asset Management, Inc.:

We have audited the accompanying consolidated statement of financial condition of E*TRADE Global Asset Management, Inc. and subsidiary (the "Corporation"), an indirect wholly owned subsidiary of E*TRADE Group, Inc., as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Global Asset Management, Inc. and subsidiary at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2003

E*TRADE GLOBAL ASSET MANAGEMENT, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 3,918,073
Marketable investment securities—at market value	
Encumbered - pledged to creditors	74,617,167
Unencumbered - not pledged	14,015,209
Receivable from affiliates	1,215,315
Accrued interest receivable	730,880
Receivable from brokers or dealers	143,542
Deferred tax asset	92,416
Fixed assets, net of accumulated depreciation and amortization of $793,510	889,626
Other assets	380,574
TOTAL ASSETS	$ 96,002,802

LIABILITIES AND STOCKHOLDER'S EQUITY

Securities sold under agreements to repurchase	$ 64,939,010
Payable to affiliates	1,394,773
Accrued interest payable	94,870
Accrued compensation and benefits	4,823,650
Other liabilities	379,707
Total liabilities	71,632,010
STOCKHOLDER'S EQUITY:	
Common stock, par value $0.01 per share—100 shares authorized, issued, and outstanding	1
Additional paid-in capital	15,130,154
Retained earnings	9,240,637
Total stockholder's equity	24,370,792
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 96,002,802

See notes to the consolidated financial statement.

E*TRADE GLOBAL ASSET MANAGEMENT, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION

E*TRADE Global Asset Management, Inc., ("the Corporation") is a Delaware corporation that is wholly owned by E*TRADE Financial Corporation ("the Parent"). The Parent is an indirect wholly owned subsidiary of E*TRADE Group, Inc. ("the Group"). The Group is a financial services holding company. The Corporation is a broker-dealer registered with the National Association of Securities Dealers, Inc. ("NASD") and with the Securities and Exchange Commission ("SEC") as well as a registered investment adviser with the SEC. The Corporation manages asset portfolios for the Parent and E*TRADE Bank ("the Bank"). The Corporation also serves as collateral manager for a qualified special purpose entity that owns a portfolio of asset-backed and mortgage-backed securities. The Bank is a federally chartered savings bank and a wholly owned subsidiary of the Parent. Capitol View LLC ("Capitol View") is a wholly owned subsidiary of the Corporation. Capitol View is a special purpose entity that holds certain investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated statement of financial condition includes the accounts of the Corporation and its wholly owned subsidiary Capitol View. All significant intercompany transactions and balances are eliminated in consolidation. The consolidated statement of financial condition is prepared from the separate records maintained by the Corporation and may not necessarily be indicative of the conditions that would have existed if the Corporation had been operated as an entity unaffiliated with the Group, the Parent, or the Bank.

Use of Estimates in the Preparation of Financial Statements—The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Corporation considers highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Investment Securities-at market value—Marketable investments are valued at quoted market value and securities not readily marketable are valued at fair value as determined by management. As of December 31, 2002, investment securities at market value are comprised of $79,632,376 of asset-backed securities, and $9,000,000 of purchased beneficial interests in a collateralized debt obligation (see Note 5).

Fixed Assets—Fixed assets are carried at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful life of the assets, generally two to seven years.

Receivable and Payable - Affiliates—The Corporation nets receivables and payables to the same affiliate if a legal right of offset exists and the amounts will be settled net.

Repurchase Agreements— The Corporation enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Corporation transfers legal control over the assets but still retains effective control through an agreement that both entitles and obligates the Corporation to repurchase the assets. As a result, repurchase agreements are accounted for as financing arrangements and not as a sale and subsequent repurchase of securities. The obligation to repurchase the securities is reflected as a liability in the Consolidated Statement of Financial Condition while the dollar amount of securities underlying the agreements remains in the respective asset accounts. Those securities that have been sold under repurchase agreements are classified as Encumbered Marketable Investment Securities – at market value in the Consolidated Statement of Financial Condition.

Asset Securitization-- Asset securitization involves the transfer of financial assets to another entity in exchange for cash and/or beneficial interests in the assets transferred. Asset transfers in which the Corporation surrenders control over the financial assets are accounted for as sales to the extent that consideration other than beneficial interests in the transferred assets is received in the exchange in accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities* ("SFAS No. 140"). The carrying amount of the assets transferred in transactions accounted for as sales is allocated between the assets sold and the retained beneficial interests based on their relative fair values at the date of the transfer. A gain or loss is included in "net gain on trading activity" for the difference between the allocated carrying amount of the asset sold and the net cash proceeds received. Fair value is determined based on quoted market prices, if available. Generally quoted market prices are not available for beneficial interests; therefore the Corporation estimates the fair value based on the present value of the associated expected future cash flows. In estimating the present value of the associated expected future cash flows, management is required to make estimates and assumptions. The key estimates and assumptions include future default rates and credit losses, discount rates and collateral repayment rates. As of December 31, 2002, the Corporation had $9,000,000 of purchased/retained interests in securitizations that are classified as Unencumbered Marketable Investment Securities in the Consolidated Statement of Financial Condition (see also Note 5). Asset transfers for which the Corporation does not surrender control over the transferred assets are accounted for as secured borrowings (see Repurchase Agreements above).

3. INCOME TAXES

The Corporation is included in the consolidated federal tax return of the Group. Each company included in the consolidated tax return computes income tax expense as though it filed a separate income tax return.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. At December 31, 2002, deferred tax assets and liabilities consist of the following:

Deferred tax assets:	
Accrued expenses	$ 141,125
Other	9,283
Total deferred tax assets	150,408
Deferred tax liabilities:	
Fixed assets - depreciation	11,770
Internally developed software	46,222
Total deferred tax liabilities	57,992
Net deferred tax assets	$ 92,416

There was no valuation allowance for the deferred tax assets at December 31, 2002, because the Corporation believes it is more likely than not that it will realize its deferred tax assets.

4. RELATED PARTY TRANSACTIONS

The Corporation shares office space with the Parent. Each month the Parent allocates a portion of the overhead expenses related to office space and other shared costs to the Corporation based upon its relative percentage of the total consolidated Parent employees. At December 31, 2002, the Corporation had $115,969 recorded as a Payable to Affiliates.

The Corporation entered into an agreement to provide investment advisory services to the Bank in 1998. As currently amended, the fee structure bifurcates the asset management of core fixed income securities and correspondent loan acquisition services and determines the related fees based on a graduated scale. Fees are calculated at the end of each month. At December 31, 2002, the Corporation had $1,728,186 recorded as a Receivable From Affiliate. This receivable was offset by a payable to the same affiliate of $597,731 for certain expenses that the affiliate had paid on the Corporations behalf.

5. ASSET SECURITIZATION — COLLATERALIZED DEBT OBLIGATION

On September 27, 2002, the Corporation transferred $50.2 million of asset-backed securities to E*TRADE ABS CDO I, Ltd ("CDO I"). In addition, a financial advisor purchased approximately $200 million of asset-backed securities on behalf of CDO I and subsequently transferred those assets to CDO I. On September 27, 2002, CDO I sold beneficial interests in the form of senior and subordinated notes and preference shares collateralized by all of CDO I's assets to investors for cash of $251.7 million. Neither the investors in beneficial interests sold by CDO I nor CDO I have recourse to the Corporation, Parent, or the Group. Under SFAS No. 140, CDO I is not required to be consolidated with the financial statements of the Corporation, because CDO I is a qualified special purpose entity as defined by SFAS No. 140. The Corporation did not recognize any gain or loss from the initial sale of the asset-backed securities. The Corporation purchased, and therefore retained, $8.6 million of preference shares of CDO I. As of December 31, 2002, the preference shares were rated Baa3 by the rating agency Moody's and BBB- by the rating agency Fitch. The Corporation's retained interest is subordinate to the notes sold by

CDO I and on equal standing with the preference shares purchased by other preference share investors in CDO I.

The Corporation entered into a management agreement to provide certain collateral management services for CDO I. As compensation for its services the Corporation receives a management fee based on the quarterly amount of assets managed as defined in the agreement. For the year ended December 31, 2002, the Corporation earned management fees under this agreement of $157,281. This amount is recorded as an accounts receivable and is included in Other Assets in the Corporation's Consolidated Statement of Financial Condition at December 31, 2002.

The original value of the Corporation's preference shares of CDO I was determined based on discounted expected future cash flows, which included the following assumptions: expected credit losses, 0.35%; weighted-average life, 3.93 years; prepayment speed, 16%; and discount rate, 18%. The carrying value of the Corporation's retained interest is subject to future volatility in credit, interest rate and prepayment risk.

The table below presents a sensitivity analysis for the $9.0 million of retained interests at December 31, 2002 and actual credit losses to date (dollars in thousands):

Fair value of preference shares	$	9,000
Weighted-average remaining life (years)		3.93
Weighted-average prepayment speed		16.00 %
Impact of 10% adverse change	$	(68)
Impact of 20% adverse change	$	(143)
Weighted-average discount rate		18.00 %
Impact of 10% adverse change	$	(426)
Impact of 20% adverse change	$	(818)
Weighted-average credit losses		0.35 %
Impact of 10% adverse change	$	(210)
Impact of 20% adverse change	$	(418)
Actual credit losses to date	$	—
Actual payments received through December 31, 2002	$	678
Principal $ —		
Interest $ 678		

The sensitivities and estimates above are hypothetical and should be used with the understanding that actual future performance and results can vary significantly. As the amounts indicate, changes in the fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the preference shares is calculated without changing any other assumption; in reality, changes in one factor may result in

changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Managed assets, which include securitized assets, on-balance sheet assets, and similar assets managed by the Corporation for others at December 31, 2002 are presented in the following table (dollars in thousands):

Asset-backed securities classified as Marketable Investment Securities on the Corporation's Consolidated Statement of Financial Condition	$ 78,627
Asset-backed securities managed by the Corporation for the Bank	737,581
Securitized asset-backed securities (CDO I)	246,032
Total managed asset-backed securities	$ 1,062,240

As of December 31, 2002, there were no assets past due 90 days or more and no net losses.

6. FIXED ASSETS

As of December 31, 2002, fixed assets consisted of the following:

Equipment	$ 610,930
Software	1,072,206
	1,683,136
Less: Accumulated depreciation and amortization	(793,510)
	$ 889,626

7. EMPLOYEE BENEFIT PLANS

The Parent has a 401(k) salary deferral program that includes eligible associates of the Corporation who have met certain service requirements. The Corporation matches certain employee contributions; additional contributions are at the discretion of the Corporation.

8. CONCENTRATION OF CREDIT RISK

The Corporation is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Corporation may be exposed to risk of loss. The risk of default depends on the credit worthiness of the counterparty or the issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

For fiscal year 2002, fees from the Bank generated in excess of 99% of the Corporation's total investment advisory fees. Accordingly, the Corporation's business is highly concentrated with the Bank (see Note 4).

9. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires that the Corporation maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2002, the Corporation had net capital of $7,396,986 that was $6,950,786 in excess of its net capital requirement of $446,200. At December 31, 2002, the ratio of aggregate indebtedness to net capital was 0.90 to 1.

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251-1000
Fax: (703) 251-3400
www.us.deloitte.com

Deloitte & Touche

February 24, 2003

E*TRADE Global Asset Management, Inc.
671 North Glebe Road
Arlington, VA 22203

In planning and performing our audit of the consolidated statement of financial condition of E*TRADE Global Asset Management, Inc. and subsidiary ("the Corporation"), an indirect wholly owned subsidiary of E*TRADE Group, Inc., for the year ended December 31, 2002, (on which we have issued our report also dated February 24, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated statement of financial condition and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("the Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP